

June 3, 2015

Via E-mail
Kevin Ng
President
Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12
Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14
c/o Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

    Re: **Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12**
             Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14
             Forms 10-K/A for the Fiscal Year Ended December 31, 2014
             Filed May 20, 2015
             File Nos. 333-180779-05 and 333-180779-07

Dear Mr. Ng:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-K/A of Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 and Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14

1.   We note your responses to comments 3-6 and comments 9-14 of our comment letter dated May 7, 2015. Please confirm that in future filings of Form 10-Ks, to aid understanding why the assessments of compliance, corresponding auditors' attestation reports and servicer compliance reports that you have identified in your responses have not been filed with the Form 10-K, you will provide explanation or clarification in the body of the Form 10-K. For example, if contingent advances were not paid by the trustee during the reporting period, please provide an explanation in the body of the Form 10-K that the trustee has confirmed to you that no such advances have been paid (for the serviced or non-serviced mortgage loans) during the relevant reporting period.

2.   We note the discussion in Paragraph A.3 of your response and other responses related to
the functions performed by the Trust Advisors for the Westfield Countryside and
Burnham Center Mortgage Loans (for the MSBAM 2013-C12 transaction) and the
AmericasMart, Stonestown Galleria and Hilton San Francisco Financial District
Mortgage Loans (for the MSBAM 2014-C14 transaction) (together, the "Non-Serviced
Mortgage Loans"). In particular, we note your response that the Trust Advisors for each
of these transactions have no obligation to collect or disburse funds or to administer any
of the underlying mortgage loans (and we note from the underlying agreements and
offering documents that the Trust Advisors for the transactions will generally have no
role or obligation with respect to any Non-Serviced Mortgage Loan), although it is not
clear to us whether the Outside Trust Advisors are providing reporting or loss recovery
functions for the Non-Serviced Mortgage Loans. We further note that, with respect to
each Non-Serviced Mortgage Loan, the Pooling and Servicing Agreements generally
indicate that, along with the Outside Certificate Administrators, the Outside Trust
Advisors are responsible for the Item 1122(d)(3)(i) criterion (relating to reports to
investors) and along with the Outside Special Servicer(s), the Outside Trust Advisors are
responsible for the Item 1122(d)(4)(vii) criterion (relating to loss mitigation or recovery
actions). It appears, therefore, that you should file each of the Outside Trust Advisor's
assessment of compliance (with related attestation) for the servicing function that each
Outside Trust Advisor performs for the Non-Serviced Mortgage Loans for both the
MSBAM 2013-C12 transaction and the MSBAM 2014-C14 transaction in an amended
Form 10-K. If you do not believe that such assessments and attestations need to be filed,
please explain why.

Form 10-K/A of Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14

Exhibit 34.20

3.   We note that in the report provided by Midland Loan Services ("Midland") as Exhibit
33.20, Midland states that it engaged various vendors to perform the activities required
by Items 1122(d)(1)(i), 1122(d)(4)(i), 1122(d)(4)(iii), 1122(d)(4)(vi) and 1122(d)(4)(xi).
The report provided by PricewaterhouseCoopers LLP as Exhibit 34.20, however, does
not appear to contemplate the performance of the vendors engaged as there is no
reference to the performance of these servicing criteria by a vendor. Please confirm to us
that the examination performed by PricewaterhouseCoopers included testing for
compliance with respect to the servicing criteria for which Midland engaged vendors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Tejal Wadhwani, Morgan Stanley
       Kevin Blauch, Sidley Austin LLP